FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 21, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES APPOINTMENT OF VP SALES AND SERVICE

NETANYA, Israel, December 21, 2011 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that following its previous announcement as to the Company's Vice President of Sales and Service resigning from office, the Company's Board of Directors has appointed Mr. Amos Maor, currently serving as the Company's Vice President of Operations and Supply Chain, as the Company's Vice President of Sales and Service, effective February 1, 2012.

Amos Maor has served as the Company's Vice President of Operations and Supply Chain since 2004. From 2002 to 2004, Mr. Maor served as manager of Supply Chain of Elite Industries Ltd., and from 2000 to 2002, he served as manager of Elite’s sales division headquarters. Mr. Maor holds a B.Sc. in industry and management engineering from the Technion, Israel Institute of Technology.

Mr. Nir Sztern, the Company's next CEO said today that "Amos joined the Company 7 years ago in which period he turned the operations, technical service and supply chain setup to a central element in turning the Company to the leading Israeli cellular operator. Amos' actions in all fields of his operation are highly valued and I am sure that his capabilities and experience will serve the Company in the increasingly competitive environment. We place great importance in the promotion of employees within the Company and  Amos' promotion is a testament of the Company's appreciation of his capabilities and professionalism. We wish Amos success in his new position."

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.391 million subscribers (as at September 30, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	December 21, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel